Filed Pursuant to Rule 433

Registration No. 333-288424

Issuer Free Writing Prospectus, dated July 1, 2025

PRICING TERM SHEET

July 1, 2025

AeroVironment, Inc.

Offerings of

$875,000,048 of Shares of Common Stock (3,528,226 Shares)

$650,000,000 0% Convertible Senior Notes due 2030

The information in this pricing term sheet supplements (i) AeroVironment, Inc.’s (“AeroVironment”) preliminary prospectus supplement, dated June 30, 2025 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and (ii) AeroVironment’s preliminary prospectus supplement, dated June 30, 2025 (the “Convertible Notes Preliminary Prospectus Supplement”), relating to an offering of convertible senior notes (the “Convertible Notes Offering”), and, in each case, the accompanying prospectus, dated June 30, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). This pricing term sheet supersedes the information in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement to the extent inconsistent with the information in the Common Stock Preliminary Prospectus Supplement and Convertible Notes Preliminary Prospectus Supplement, respectively. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to AeroVironment and not to its subsidiaries. AeroVironment has increased the size of the Common Stock Offering from $750,000,000 to $875,000,048 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $1,006,250,080). In addition, AeroVironment has increased the size of the Convertible Notes Offering from $600,000,000 to $650,000,000 (or, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option to purchase additional Notes, $747,500,000). The final prospectus supplements relating to the Common Stock Offering and the Convertible Notes Offering will reflect conforming changes relating to such increase in the size of the Common Stock Offering and the Convertible Notes Offering, respectively.

Common Stock Offering

Issuer:	AeroVironment, Inc.

Securities:	3,528,226 shares of common stock, par value $0.0001 per share, of AeroVironment, Inc. (the “Common Stock”) (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 4,057,460 shares of Common Stock)

Offering Size:	$875,000,048 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock, $1,006,250,080)

Ticker/Exchange for the Common Stock:	AVAV / Nasdaq Global Select Market

Last Reported Sale Price per Share of the Common Stock on July 1, 2025:	$252.40

Public Offering Price per Share of Common Stock:	$248.00

Underwriting Discount:	$9.30 per share of Common Stock, and $32,812,501.80 in the aggregate (or $37,734,378 in the aggregate, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock)

Trade Date:	July 2, 2025

Settlement Date:	T + 1; July 3, 2025

Use of Proceeds:	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $840.9 million (or approximately $967.2 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of Common Stock), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Common Stock Offering, together with the net proceeds from the Convertible Notes Offering, to repay $700.2 million of indebtedness under the New Term Loan and $265.1 million of outstanding borrowings under the Revolving Credit Facility, and the remainder for general corporate purposes, including to increase manufacturing capacity.

Lead Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.

Joint Book-Running Managers:	Raymond James & Associates, Inc.
RBC Capital Markets, LLC
William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated
BNP Paribas Securities Corp.

Co-Managers:	BTIG, LLC
Citizens JMP Securities, LLC
BMO Capital Markets Corp.

CUSIP/ISIN Numbers for the Common Stock:	CUSIP: 008073108 / ISIN: US0080731088

Convertible Notes Offering

Issuer:	AeroVironment, Inc.

Securities:	0% Convertible Senior Notes due 2030 (the “Notes”)

Offering Size:	$650,000,000 aggregate principal amount of Notes, plus up to an additional $97,500,000 aggregate principal amount of Notes pursuant to the over-allotment option of the underwriters of the Convertible Notes Offering

Ticker/Exchange for the Common Stock:	AVAV / Nasdaq Global Select Market

Maturity Date:	July 15, 2030

Coupon:	0% per annum

Issue Price:	100% of principal amount per Note

Underwriting Discount:	2.75% of the principal amount of the Notes, and $17,875,000 in the aggregate (or $20,556,250 in the aggregate, if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option)

No Regular Interest; Special Interest

The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. Special interest will accrue on the Notes in the circumstances described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Events of Default—Special Interest as Sole Remedy for Certain Reporting Defaults.”

If any special interest accrues on the Notes, then such interest will be payable semi-annually in arrears on the next January 15 or July 15 to noteholders of record as of the close of business on the immediately preceding January 1 and July 1, respectively.

Trade Date:	July 2, 2025

Settlement Date:	T + 1; July 3, 2025

Use of Proceeds:	We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $630.8 million (or approximately $725.6 million if the underwriters of the Convertible Notes Offering fully exercise their over-allotment option), after deducting the underwriters’ discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from the Convertible Notes Offering, together with the net proceeds from the Common Stock Offering, to repay $700.2 million of indebtedness under the New Term Loan and $265.1 million of outstanding borrowings under the Revolving Credit Facility, and the remainder for general corporate purposes, including to increase manufacturing capacity.

CUSIP / ISIN:	CUSIP: 008073 AA6 / ISIN: US008073AA60

Denominations/Multiple:	$1,000 / $1,000

Last Reported Sale Price per Share of the Common Stock on July 1, 2025:	$252.40

Initial Conversion Rate:	3.1017 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $322.40 per share of Common Stock

Conversion Premium:	Approximately 30.0% above the Public Offering Price per Share of Common Stock in the Common Stock Offering

Lead Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.

Joint Book-Running Managers:	Raymond James & Associates, Inc.
RBC Capital Markets, LLC
William Blair & Company, L.L.C.
Robert W. Baird & Co. Incorporated
BNP Paribas Securities Corp.

Co-Managers:	U.S. Bancorp Investments, Inc.
Citizens JMP Securities, LLC
BMO Capital Markets Corp.

Optional Redemption:	We may not redeem the Notes at our option at any time before July 21, 2028. Subject to the terms of the indenture, the Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after July 21, 2028 and on or before the 61st scheduled trading day immediately before the Maturity Date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (ii) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. If we elect to redeem less than all of the outstanding Notes, then the redemption will not constitute a make-whole fundamental change with respect to the Notes not called for redemption, and holders of the Notes not called for redemption will not be entitled to an increased conversion rate for such Notes as described above on account of the redemption, except in certain circumstances. See “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change:	If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares of Common Stock (the “Additional Shares”) set forth in the table below corresponding (after interpolation as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$248.00	$275.00	$300.00	$322.40	$360.00	$390.00	$419.12	$500.00	$600.00	$700.00	$850.00	$1,000.00	$1,200.00
July 3, 2025	0.9305	0.7443	0.6113	0.5159	0.3925	0.3183	0.2612	0.1540	0.0816	0.0428	0.0146	0.0034	0.0000
July 15, 2026	0.9305	0.7443	0.6113	0.5159	0.3888	0.3111	0.2520	0.1430	0.0719	0.0355	0.0105	0.0017	0.0000
July 15, 2027	0.9305	0.7443	0.6072	0.4996	0.3639	0.2846	0.2254	0.1196	0.0548	0.0239	0.0051	0.0002	0.0000
July 15, 2028	0.9305	0.7339	0.5697	0.4559	0.3161	0.2372	0.1801	0.0844	0.0321	0.0107	0.0008	0.0000	0.0000
July 15, 2029	0.9305	0.6699	0.4870	0.3652	0.2249	0.1525	0.1046	0.0358	0.0080	0.0008	0.0000	0.0000	0.0000
July 15, 2030	0.9305	0.5346	0.2316	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•	if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of Additional Shares will be determined by straight-line interpolation between the numbers of Additional Shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•	if the stock price is greater than $1,200.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $248.00 (subject to adjustment in the same manner), per share of Common Stock, then no Additional Shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 4.0322 shares of Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

We have filed a registration statement (including a prospectus), the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement with the SEC for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable, and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the Common Stock Preliminary Prospectus Supplement or the Convertible Notes Preliminary Prospectus Supplement, as applicable (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; or BofA Securities, Attn: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, email: dg.prospectus_requests@bofa.com, telephone: 1-800-294-1322.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Notes Offering. You should rely only on the information contained or incorporated by reference in the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

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